Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Superengine Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Superengine Holding Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moore Stephens CPA Limited

Certified Public Accountants

We have served as the Company’s auditor since 2019.

Hong Kong

July 9, 2019

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$2,195,562	$2,854,830
Accounts receivable	165,009	589,592
Other receivables and deposits	195,981	171,370
Total current assets	2,556,552	3,615,792
Non-current assets:
Property and equipment, net	51,276	52,766
Intangible assets, net	530,590	518,820
Other receivables (Long term)	84,819	84,442
Total non-current assets	666,685	656,028
TOTAL ASSETS	3,223,237	4,271,820
Liabilities
Current liabilities:
Other payables	236,073	229,152
Amount due to a related party	122,433	115,324
Deferred revenue	509,018	981,260
Total current liabilities	867,524	1,325,736
Total liabilities	867,524	1,325,736

Commitments and contingencies
Shareholders’ Equity

Share capital	4	4
Additional paid-in capital	4,773,931	4,773,931
Statutory reserve	18,940	18,940
Accumulated deficit	(2,392,765)	(1,643,866)
Accumulated other comprehensive loss	(44,397)	(202,925)

Total Shareholders’ Equity	2,355,713	2,946,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,223,237	$4,271,820

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016

Revenues, net	$1,258,882	$734,229
Less: Cost of revenues	244,905	147,332
Less: Operating expenses:
Selling expense	670,530	404,939
General and administrative expense	787,507	373,812
Research and development	533,143	509,924
Total operating expenses	1,991,180	1,288,675
Loss from operations	(977,203)	(701,778)
Other income (expense):
Interest income	5,693	4,509
Interest expense	-	(10,187)
Other income (expense), net	222,611	297,201
Total other income (expense), net	228,304	291,523
Loss before income taxes	(748,899)	(410,255)
Income taxes	-	-
Net loss	$(748,899)	$(410,255)
Other comprehensive income:
Foreign currency translation adjustment	158,528	(215,173)
Total comprehensive loss	$(590,371)	$(625,428)

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Equity Attributable To Owners of The Company
	Ordinary Shares		Additional			Accumulated Other	Total
	Number of		Paid-in	Accumulated	Statutory	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Reserve	Income(loss)	Equity

Balance, December 31, 2015	4	$4	$4,773,931	$(1,233,611)	$18,940	$12,248	$3,571,512

Net loss	-	-	-	(410,255)	-	-	(410,255)

Foreign currency translation adjustment	-	-	-	-	-	(215,173)	(215,173)

Balance, December 31, 2016	4	$4	$4,773,931	$(1,643,866)	$18,940	$(202,925)	$2,946,084

Net loss	-	-	-	(748,899)	-	-	(748,899)

Foreign currency translation adjustment	-	-	-	-	-	158,528	158,528

Balance, December 31, 2017	4	$4	$4,773,931	$(2,392,765)	$18,940	$(44,397)	$2,355,713

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(748,899)	$(410,255)
Depreciation	25,591	21,092
Amortization expense (intangible assets)	19,608	19,668

Changes in assets and liabilities
Accounts receivable	447,147	(609,057)
Other receivables and deposits	(8,944)	(135,816)
Other payables	(6,990)	149,154
Deferred revenue	(516,802)	(1,074,859)
Net cash used in operating activities	(789,289)	(2,040,073)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20,991)	(39,618)
Net cash used in investing activities	(20,991)	(39,618)

Effect of exchange rate changes on cash	151,012	(265,937)

Net decrease in cash and cash equivalents	(659,268)	(2,345,628)
Cash and cash equivalents, at beginning of year	2,854,830	5,200,458

Cash and cash equivalents, at end of year	$2,195,562	$2,854,830

Supplemental cash flow disclosures:
Interest paid	-	-
Income taxes paid	-	-

SUPERENGINE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Superengine Holding Limited (“Superengine”) was incorporated in the British Virgin Islands (“BVI”) as an exempted limited liability company on June 14, 2018.

Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Suzhou Superengine”) was established in the People’s Republic of China (“PRC”) on April 2, 2004. On October 26, 2017, Suzhou Superengine set up Anhui Superengine Intelligent Technology co., Ltd (“Anhui Superengine”).

On June 15, 2018, Superengine and the legal owners of Suzhou Superengine entered into an agreement giving all the rights and obligations and control of Suzhou Superengine to Superengine. The ultimate beneficial owners of Superengine and Suzhou Superengine are the same, therefore, Superengine and Suzhou Superengine are entities under common control.

Superengine, together with its contractually controlled subsidiaries, Suzhou Superengine and Anhui Superengine (collectively referred to as the “Company”) possess patented technologies in spatial-temporal big data indexing, storage, transmission and visualization that can support the full vector maps without tile, which can be effectively applied to high-definition (HD) maps, location-based services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring. It possesses fifteen patents and nine patent application rights in U.S., Europe, Japan and China. Its graphics processing system is a thousand times more efficient than competing technologies in querying, retrieving, transmitting and rendering graphical information, and allowing Terabyte (TB) sized data to be released in seconds, which enable its customers to obtain real-time operational intelligence by harnessing the value of their database.

As of December 31, 2017, details of Superengine’s contractually controlled entities are as follows:

Name of Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal ownership
Contractual Control:
Suzhou Superengine	Apr 2, 2004	PRC	0%

Anhui Superengine	Oct 26, 2017	PRC	0%

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Superengine and its direct and indirect wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. An entity controlled by contract is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have controlling financial interest in the entity.

Since Superengine and Suzhou Superengine and its subsidiary are entities under common control, accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for doubtful accounts, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of long-lived assets. Actual results could differ from those estimates.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The fair values of financial instruments consisting of cash and cash equivalents, accounts and other receivables, other payables and amount due to a related party were estimated to approximate their carrying values based on the short-term maturity of these instruments.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. Cash equivalents were mainly short term deposits held by the Company.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computers	– 3 years
Office equipment	– 5 years
Vehicles	– 5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Patents	– 30 years

Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board Accounting Standard Codification (“FASB ASC”) 360, Property, Plant and Equipment, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2017 and 2016, the Company assessed the impairment of its long-lived assets and concluded that there was no impairment indication.

Revenue recognition

The Company recognizes revenue in accordance with FASB ASC topic 605, Revenue Recognition (“ASC 605”). Revenue is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Software and services

The Company generates revenues primarily in the form of sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized when the goods are delivered to our customers.

Technology solution revenue is recognized when the services have been rendered.

The Company does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Company’s policy is to record revenues net of any applicable sales, use or excise taxes.

Deferred revenue represents prepayments from customers for advertising service and is recognized as revenue when the advertising services are rendered.

Foreign currency translation

The functional and reporting currency of the Company domiciled in BVI is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiaries located in the PRC are maintained in their local currency, the Chinese Renminbi (“RMB”), which are the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company’s entities with a functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of the income tax expense. For years ended December 31, 2017 and 2016, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant unrecognized uncertain tax positions.

Research and development expenses

Research and development expenses are charged to the consolidated statement of operations as incurred.

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the two years ended December 31, 2017 and 2016 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with financial institutions with high-credit rating and quality in China.

For the year ended December 31, 2017, three customers accounted for 62% of total revenue. For the year ended December 31, 2016, three customers accounted for 85% of total revenue. At December 31, 2017 and 2016, the Company had credit risk exposure of uninured cash in banks of $2,195,562 and $2,854,830, respectively.

The net sales to customers representing at least 10% of net total sales are as follows:

	December 31,
Customer	2017	2016
A	30%	*
B	16%	*
C	16%	*
D	*	41%
E	*	32%
F	*	12%

The following customers had balances of at least 10% of the total trade receivables at the respective balance sheet dates set forth below:

	December 31,
Customer	2017	2016
A	97%	*
B	*	58%
C	*	32%
D	*	10%

*	less than 10%

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. We are currently evaluating the impact of adopting ASU 2016-02 on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 Revenues from Contracts with Customers (Topic 606). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In August 2015, the FASB deferred the effective date of this standard by one year, which will be for fiscal years beginning after December 15, 2018. The Company has completed the assessment and the adoption is not expected to have a significant impact.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of adopting this standard.

NOTE 3 – INCOME TAX

At December 31, 2017, the Company had an unused net operating loss carryforwards of approximately $1,651,909, for income tax purposes, which expires between 2018 to 2022. At December 31, 2017 and 2016, these net operating losses carryforwards may result in future income tax benefits of approximately $247,795 and $29,523, respectively, however, because realization is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Deferred tax liabilities	$-	$-
Deferred tax asset
Net operating loss carryforward	247,795	29,523
Valuation allowance	(247,795)	(29,523)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2017	December 31, 2016
At the beginning of the year	$29,523	$6,415
Current year addition	209,980	24,295
Exchange difference	8,292	(1,187)
At the end of the year	247,795	29,523

Superengine is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2017 and 2016. Suzhou Superengine qualify for high-technology enterprises and benefit from a preferential tax rate of 15%.

A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,
	2017	2016
Loss before income taxes	$(748,899)	$(410,255)

Tax loss at statutory tax rate	187,224	102,563
Non-deductible items	97,637	15,752
Non-taxable items	-	(52,995)
Change in valuation allowance	(209,980)	(24,295)
Tax benefits	(74,881)	(41,025)
Income tax expenses	-	-

NOTE 4 – ACCOUNTS RECEIVABLE

At December 31, 2017 and 2016, accounts receivable consisted of the following:

	December 31,	December 31,
	2017	2016
Accounts receivable	$165,009	$589,592
Less: allowance for doubtful accounts	-	-
	$165,009	$589,592

NOTE 5 – OTHER RECEIVABLES AND DEPOSITS

At December 31, 2017 and 2016, other receivables consisted of the following:

	December 31, 2017	December 31, 2016
VAT recoverable (1)	123,087	103,611
Other	72,894	67,759
	$195,981	$171,370
Non-current
Loans to employees	$84,819	$84,442

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future.

NOTE 6 – PROPERTY AND EQUIPMENT

At December 31, 2017 and 2016, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2017	2016
Computers	3 Years	$112,143	$85,726
Office equipment	5 Years	33,909	31,465
Vehicles	5 Years	36,979	34,831
		183,031	152,022
Less: accumulated depreciation		(131,755)	(99,256)
		$51,276	$52,766

For the years ended December 31, 2017 and 2016, depreciation expense amounted to $25,591 and $21,092, respectively, of which $7,006 and $4,055 were included in general and administrative expenses and $18,585 and $17,037 were included in research and development expenses, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	December 31, 2017	December 31, 2016
Patent	$606,389	$571,178
Less: accumulated amortization	(75,799)	(52,358)
Intangible assets, net	$530,590	$518,820

For the years ended December 31, 2017 and 2016, amortization expense amounted to $19,608 and $19,668, respectively. Estimated amortization expenses relating to the existing intangible assets for the aggregated and each of the next five years and thereafter are as follows:

Year ending December 31,	US$ (’000)
2018	$19,608
2019	19,608
2020	19,608
2021	19,608
2022	19,608
Thereafter	432,550
Total	$530,590

NOTE 8 – AMOUNT DUE TO A RELATED PARTY

At December 31, 2017 and 2016, amount due to a related party consisted of the following:

	December 31,	December 31,
	2017	2016
Suzhou Xintu Geographic Information Technology Limited	$122,433	$115,324

Suzhou Xintu Geographic Information Technology Limited is controlled by Mr. Futian Dong, the controlling shareholder of Superengine, and the amount due to a related party is non-interest bearing, unsecured and payable on demand.

NOTE 9 – SHARE CAPITAL

The Company was incorporated with 4 shares of US$1 per share.

NOTE 10 – RETIREMENT AND WELFARE BENEFITS

The Company’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $214,217 and $163,661 during the years ended December 31, 2017 and 2016, respectively, of which $52,065 and $29,494, respectively, was charged to cost of revenue, $84,555 and $57,476, respectively was charged to selling expenses, $9,908 and $12,122, respectively, was charged to general and administrative expenses and $67,689 and $64,569, respectively was charged to research and development expenses. The Company is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 11 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Company allocated $Nil to statutory reserves during the years ended December 31, 2017 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Operating leases

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. Future minimum rental payment required is as follows:

Year ending December 31:	Amount
2018	$133,088

NOTE 13 – SUBSEQUENT EVENT

On August 27, 2018, the shareholders of Superengine entered into a Stock Purchase Agreement with Luokung Technology Corp., and agreed to sell all of its issued and outstanding ordinary shares for an aggregate purchase price of US$60 million.

The Company has evaluated all events or transactions that occurred after December 31, 2017 through July 9, 2019, which is the date the consolidated financial statements were available to be issued.